UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission file number 001-39355

BROOKFIELD RENEWABLE CORPORATION

(Exact name of Registrant as specified in its charter)

250 Vesey Street, 15th Floor

New York, New York 10281

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

The information contained in Exhibit 99.2 of this Form 6-K is incorporated by reference into (i) the registrant’s registration statement on Form S-8 that became effective with the Securities and Exchange Commission (“SEC”) on August 3, 2020 (File No. 333-240282), and (ii) the registrant’s registration statement on Form F-3 (File No. 333-278523) that was declared effective by the SEC on April 17, 2024.

EXHIBIT LIST

Exhibit	Title

99.1	Form of Proxy Card

99.2	Notice of Annual Meeting of Shareholders and Management Information Circular

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE CORPORATION

Date: May 22, 2024	By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: General Counsel and Corporate Secretary